UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

VALEANT PHARMACEUTICALS INTERNATIONAL
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities) 91911X104
(CUSIP Number) Gregory Gubitz, Esq. Senior Vice-President, Corporate Development and General Counsel 7150 Mississauga Road Mississauga, Ontario, Canada L5N 8M5
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.   □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 91911X104

1		NAME OF REPORTING PERSON –I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Biovail Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,138,358
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,138,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.98
14	TYPE OF REPORTING PERSON CO

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value (“Common Stock”), of Valeant Pharmaceuticals International, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at One Enterprise, Aliso Viejo, California, 92656.

Item 2.  Identity and Background.

This Statement is being filed by Biovail Corporation, a Canadian corporation (“Biovail”).  The address of Biovail’s principal business and office is 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5.

Set forth on Schedule A is the name, principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Biovail as of the date hereof.  During the last five years, to Biovail’s knowledge, no person named on Schedule A attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, Biovail has not been convicted in a criminal proceeding.

On March 3, 2005, Biovail received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) reflecting the fact that the SEC had entered a formal order of investigation.  The subpoena sought information about Biovail’s financial reporting for the period encompassing January 1, 2001, to May 2004.  On March 24, 2008, the SEC filed a civil complaint against Biovail and four of Biovail’s former officers related to the matters investigated by the SEC. Biovail has entered into a Consent Decree with the SEC in which it has not admitted to the civil charges contained in the complaint and has paid $10 million to the SEC to fully settle the matter. As part of the settlement, Biovail has also agreed to an examination of its accounting and related functions by an independent consultant. The settlement does not include the four former officers.

Pursuant to a Notice of Hearing dated March 24, 2008, the staff of the Ontario Securities Commission (“OSC”) gave notice that an administrative hearing would be held related to the same issues investigated by the SEC (as discussed in the immediately preceding paragraph).  The notice named Biovail and four former officers of Biovail.  On January 9, 2009, the OSC approved a settlement reached with Biovail. Pursuant to the terms of this settlement, Biovail paid approximately $5.3 million in costs and sanctions and agreed to the appointment of an independent consultant to examine and report on Biovail’s training of its personnel concerning compliance with financial and other reporting requirements under applicable securities laws in Ontario.

Item 3.  Source and Amount of Funds or Other Consideration.

As described in response to Item 4, the Subject Shares (as defined below) to which this Statement relates have not been purchased by Biovail, and thus no funds were used for such purpose.  As a condition to their willingness to enter into the Merger Agreement (as defined below), the Issuer and Biovail entered into the Voting Agreement (as defined below) with the Stockholder (as defined below) with respect to the Subject Shares.  Neither Biovail nor the Issuer paid additional consideration to the Stockholder in connection with the execution and delivery of the Voting Agreement.  For a description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.  Purpose of Transaction.

Merger Agreement

On June 20, 2010, the Issuer, Biovail, Biovail Americas Corp., a Delaware corporation and wholly owned subsidiary of Biovail (“BAC”), and Beach Merger Corp., a Delaware corporation and wholly owned subsidiary of BAC (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”).  As a result of the Merger, the separate corporate existence of Merger Sub will cease and the Issuer will continue as a wholly owned subsidiary of BAC.  The completion of the Merger is subject to the approval of the stockholders of the Issuer and the shareholders of Biovail and other customary closing conditions.

A full description of the Merger and the Merger Agreement can be found in Biovail’s Current Report on Form 8-K filed with the SEC on June 23, 2010, which description is incorporated herein by reference.

Voting Agreement

As a condition to their willingness to enter into the Merger Agreement, the Issuer and Biovail entered into a voting agreement (the “Voting Agreement”), dated June 20, 2010, with ValueAct Capital Master Fund, L.P. (the “Stockholder”), pursuant to which the Stockholder agreed (a) to vote all of its shares of Common Stock outstanding on the date of the Voting Agreement (the “Subject Shares”) in favor of the Merger, the Merger Agreement or any other transaction contemplated by the Merger Agreement at any meeting of the stockholders of the Issuer called for such stockholder approval or other circumstance upon which such a vote, consent or other approval is sought (including by written consent).  In addition, the Stockholder agreed that at any meeting of stockholders of the Issuer or at any adjournment thereof or in any other circumstances upon which the Stockholder’s vote, consent or other approval is sought, the Stockholder will vote (or cause to be voted) the Subject Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Issuer, (ii) certain acquisition proposals from third parties with respect to the Issuer or its subsidiaries (each, an “Acquisition Proposal”) and (iii) any amendment of the Certificate of Incorporation or bylaws of the Issuer or other proposal or transaction involving the Issuer or any subsidiary of the Issuer, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or the Merger or change in any manner the voting rights of any class of stock of the Issuer.

The Stockholder also agreed, among other things, subject to certain exceptions, not to (i) sell, transfer, pledge, assign or otherwise dispose (including by gift) (collectively, “Transfer”), or enter into any Contract (as defined in the Voting Agreement), option or other arrangement (including any profit- or loss-sharing arrangement) with respect to the Transfer of, any Subject Shares to any person other than pursuant to the Merger (collectively, the “Stockholder’s Transfer Restriction Obligations”) or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares.

The Voting Agreement terminates upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the withdrawal (or modification in any manner adverse to Biovail), or the the public announcement of a proposal to withdraw (or modify in any manner adverse to Biovail), the approval, recommendation or declaration of advisability by the Issuer's board with respect to the Merger Agreement, (iv) the approval by the Issuer’s board of an Acquisition Proposal and (v) February 28, 2011; provided, however, that the Stockholder’s Transfer Restriction Obligations shall terminate on December 30, 2010, if the Voting Agreement is not otherwise terminated in accordance with the Voting Agreement before such date.

The foregoing descriptions of the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the full text of such agreements.  The Voting Agreement is filed hereto as Exhibit 99-1 and the Merger Agreement is filed hereto as Exhibit 99-2, each of which is incorporated herein by reference.

Except as set forth in this Statement, the Voting Agreement or the Merger Agreement, neither Biovail nor, to Biovail’s knowledge, any person named on Schedule A has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)           Pursuant to the Voting Agreement, Biovail may be deemed to have beneficial ownership of 15,138,358 shares of Common Stock, constituting 19.98% of the 75,786,925 shares of Common Stock outstanding as of June 14, 2010, as set forth in the Merger Agreement.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Biovail that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  To Biovail’s knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b) Pursuant to the Voting Agreement, Biovail may be deemed to have shared power to vote 15,138,358 shares of Common Stock held by the Stockholder.
(c)           Except for the Voting Agreement, the Merger Agreement, and the transactions contemplated by those agreements, neither Biovail nor, to Biovail’s knowledge, any person named on Schedule A has effected any transaction in the Common Stock during the past 60 days.

(d) To Biovail’s knowledge, no person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares, other than the Stockholder.
(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in response to this Item 6, to Biovail’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

Exhibit No.	Exhibit Name

99-1
Voting Agreement, dated June 20, 2010, by and among Biovail Corporation, Valeant Pharmaceuticals International and ValueAct Capital Master Fund, L.P. (incorporated herein by reference to Exhibit 10.2 to Biovail’s Current Report on Form 8-K filed on June 23, 2010).

99-2
Agreement and Plan of Merger, dated as of June 20, 2010, by and among Biovail Corporation, Biovail Americas Corp., Beach Merger Corp. and Valeant Pharmaceuticals International (incorporated herein by reference to Exhibit 2.1 to Biovail’s Current Report on Form 8-K filed on June 23, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 29, 2010

BIOVAIL CORPORATION,
by
/s/ Jennifer Tindale
Name:	Jennifer Tindale
Title:	Vice President, Associate General Counsel and Corporate Secretary

Schedule A

Directors and Executive Officers of Biovail Corporation

The following table sets forth the name, present principal occupation or employment and country of citizenship of each director and executive officer of Biovail Corporation.  Unless otherwise indicated, the present principal employer for each director and executive officer is Biovail Corporation, which has a business address of 7150 Mississauga Road, Mississauga, Ontario, Canada L5N 8M5, Ontario, Canada.

Name	Present Principal Occupation or Employment	Citizenship
Board of Directors
Dr. Douglas J.P. Squires	Chairman of the Board of Directors, Biovail Corporation.	United States and Canada
J. Spencer Lanthier	Corporate Director.	Canada
Serge Gouin	Chairman of the Board, Quebecor Media Inc., 612 St-Jacques Street, Montreal, Quebec, H3C 4M8.	Canada
David H. Laidley	Corporate Director.	Canada
Mark Parrish	Chairman and Chief Executive Officer, Trident USA Health Services, Burbank, California.	United States
Dr. Laurence E. Paul	Founding Principal, Laurel Crown Partners, LLC, 10940 Wilshire Boulevard, Suite 600, Los Angeles, California.	United States
Frank Potter	Corporate Director.	Canada
Robert N. Power	Corporate Director.	United States
Lloyd M. Segal	Partner, Persistence Capital Partners, 500 Sherbrooke Street West, Suite 500, Montreal, Quebec, H3A 3C6.	Canada
Sir Louis R. Tull	Attorney and Retired Member of Parliament, Cottage Heights, St. George, Barbados.	Barbados
Michael R. Van Every	Corporate Director.	Canada
William M. Wells	Chief Executive Officer, Biovail Corporation, Mississauga, Ontario; President, Biovail Laboratories International SRL, Christ Church, Barbados	United States and Canada
Executive Officers
William M. Wells	Chief Executive Officer.	United States and Canada
Margaret Mulligan	Senior Vice-President, Chief Financial Officer.	Canada
Gilbert Godin	Executive Vice-President and Chief Operating Officer.	Canada
Mark Durham	Senior Vice-President, Human Resources and Shared Services.	Canada
Gregory Gubitz	Senior Vice-President, Corporate Development and General Counsel.	Canada
Michel Chouinard	Chief Operating Officer of Biovail Laboratories International SRL.	Canada
Dr. H. Christian Fibiger	Senior Vice-President, Chief Scientific Officer, of Biovail Laboratories International SRL.	Canada
Christine C. Mayer	Senior Vice-President, Business Development Services, of BTA Pharmaceuticals, Inc.	United States